April 6, 2006

By EDGAR and Facsimile (202) 942-9582

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Apollo Gold Corporation
Registration Statement on Form S-3 filed February 15, 2006
File No. 333-131876

Amendment No. 1 to Form S-3 filed February 14, 2006
File No. 333-122433

Amendment No. 1 to Form S-3 Filed February 14, 2006
File No. 333-122693

Form 10-Q for Fiscal Quarter Ended September 30, 2005
Filed November 9, 2005

Dear Mr. Schwall:

On behalf of Apollo Gold Corporation (the “Company”), set forth below is the response of the Company to the comments received from the Staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated March 10, 2006 regarding the above-referenced filings. In connection herewith, the Company has filed by EDGAR Amendment No. 1 to the Form 10-Q for the fiscal quarter ended September 30, 2005.

We have enclosed clean copies of the Form 10-Q for the fiscal quarter ended September 30, 2005. as well as copies marked to show changes from the original filing. For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Responses are numbered to reference the appropriate comment number. Page references appearing in the comment responses below refer to pages in the enclosed clean and marked copies, respectively. The clean and marked copies of the Form 10-Q have been hand marked with the relevant comment number to indicate the location of the requested revisions.

H. Roger Schwall
Securities and Exchange Commission
April 6, 2006

General

Comment 1. Please note that we will not be in a position to declare any of your pending registration statements effective until all outstanding comments have been addressed.

Response 1. The Company is aware that the Staff will not declare any of the Company’s pending registration statements effective until all outstanding comments have been addressed.

Controls and Procedures

Comment 2. We note your disclosure that “[e]xcept for the steps described above, there have been no changes in [your] internal control over financial reporting…” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response 2. The requested clarification has been provided on page 17 of the Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (the “Amendment”).

Engineering Comments

Comment 3. We note that the information you provided in your supplemental response letter dated February 24, 2006. Please revise your disclosure in your last filed quarterly report, Form 10-Q, to include the information you provided in the letter. In addition, in more depth than you have previously provided in press releases, disclose the timing, and your observations and analysis as to the geotechnical conditions at the Montana Tunnels mine that have caused your suspension of operations.

Response 3. The requested disclosures have been made on page 6 of the Amendment.

Comment 4. As we noted in our conference call, if you decide to continue to designate mineral reserves at the Montana Tunnels mine, please provide, as supplemental information, your current mining plans including cash flow analysis and capital budget for those reserves.

Response 4. As requested by the Staff, included with this letter is the supplemental information requested.

(a)	In the form of the reserve report supporting the reserves disclosed in our Form 10-K for the year ended December 31, 2005.

(b)	An excel data disc, which contains the economic model, including capital and mining schedule.

H. Roger Schwall
Securities and Exchange Commission
April 6, 2006

Please call me at (303) 892-7356 if you would like to discuss these matters.

Very truly yours,

/s/ Deborah Friedman
Deborah Friedman
for
Davis Graham & Stubbs LLP

DJF/dhb
Enclosures

cc:	David Russell, Apollo Gold Corporation
Melvyn Williams, Apollo Gold Corporation
Michael Hobart, Esq., Fogler, Rubinoff LLP
Ilida Alvarez, Esq., Davis Graham & Stubbs LLP